UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 11-K

(Mark One)

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2013

or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to .

Commission File Number: 0-10967

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST MIDWEST BANCORP, INC.
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768

REQUIRED INFORMATION

Items 1 - 3.    Omitted in accordance with Item 4.

Item 4.
The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the Plan financial statements and schedule are prepared in accordance with the financial reporting requirements of ERISA are included herein.

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2013 and 2012

With Report of Independent Registered Public Accounting Firm

FORM 11-K

Report of Independent Registered Public Accounting Firm

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 26, 2014

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Assets
Cash	$493,361	$463,949
Investments, at fair value	142,921,723	126,578,641
Receivables:
Employer contribution receivable	1,318,762	1,212,559
Dividends receivable	100,310	17,418
Notes receivable from participants	2,983,730	2,860,519
Total receivables	4,402,802	4,090,496
Net assets available for benefits	$147,817,886	$131,133,086

See accompanying notes to the financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2013	2012
Additions
Investment income:
Interest and dividends	$2,007,010	$1,677,985
Net realized and unrealized appreciation in fair value of investments	27,521,930	13,796,891
Total investment income	29,528,940	15,474,876
Interest income on notes receivable from participants	111,269	79,992
Contributions:
Employer contributions	2,710,559	2,625,322
Participant contributions	6,046,576	5,946,233
Total contributions	8,757,135	8,571,555
Total additions	38,397,344	24,126,423
Reductions
Benefits paid and distributions to participants	21,526,394	12,666,861
Administrative expenses	186,150	136,373
Total reductions	21,712,544	12,803,234
Change in net assets available for benefits	16,684,800	11,323,189
Net assets available for benefits at beginning of year	131,133,086	119,809,897
Net assets available for benefits at end of year	$147,817,886	$131,133,086

See accompanying notes to the financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the “Plan”) is provided for informational purposes. The Plan document provides more complete information about the Plan.

General - First Midwest Bancorp, Inc. (“FMBI” or the “Company”) established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time employees meeting certain age and length-of-service criteria. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions - The Company's contributions to the Plan include a matching contribution of 100% of the first 2% of eligible participant compensation and an annual discretionary contribution of up to an additional 15% of eligible participant compensation. Matching contributions are made quarterly to participants who are employed on the last day of the quarter that have satisfied the minimum service requirement. Discretionary contributions are made only to those employed on the last day of the Plan year and are based on the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions immediately, while Company discretionary contributions vest over six years.

Contributions by participants of up to 45% (15% for highly compensated employees) of eligible compensation are allowed on a tax-deferred and post-tax basis under the provisions of Internal Revenue Code ("the Code") Section 401(k) and 402A, subject to certain limitations. Participant contributions and the related earnings thereon are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan, except the Employee Stock Ownership Plan (“ESOP”) Fund. Employees may not direct contributions to or make transfers into the ESOP Fund. Only the Company may make discretionary contributions into the ESOP Fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan. Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

Common trust funds are maintained in the First Midwest Bank Wealth Management Daily Valuation Mutual Fund Division (“Daily Fund”). All other investments are held by the Charles Schwab Trust Company. The funds in the Plan are valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Plan. The Plan enables participants to make changes to their Plan account on a daily basis (including the FMBI Stock Fund and ESOP Fund).

Company contributions are reduced by any forfeitures during the year. Forfeitures totaled $116,140 for 2013 and $141,021 for 2012.

Participants are entitled to receive the vested balance in their Plan accounts upon retirement, termination of employment, total disability or death, subject to the Plan's vesting provisions.

Payment of Benefits - Distributions of Daily Fund account balances are made in a single lump sum payment of cash only. Participants may elect to receive “in-kind” distributions of shares held in the FMBI Stock Fund and ESOP Fund. For terminated participants, the Plan requires automatic rollover of account balances between $1,000 and $5,000 into an Individual Retirement Account at First Midwest Bank, or payment to the participant for balances less than $1,000, where the participant has not elected a final distribution by 31 days after termination of participation.

Investment of Plan Assets - A Trust was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the First Midwest Bank Wealth Management Division (the “Trustee”), a subsidiary of the Company and a party-in-interest.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Administrative expenses are allocated on a pro rata basis to all participant accounts. The vested account balance represents benefits to which a participant is entitled at any given time.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The maximum loan term is 60 months. The loans are secured by the balance in the participant's account and bear interest at local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through biweekly payroll deductions.

Plan Amendment - The Board of Directors approved a resolution on May 14, 2013 to restate the Plan, effective January 1, 2014, to provide employer contributions on behalf of eligible employees for each plan year as follows: (i) a safe harbor matching contribution equal to 100% of an eligible employee’s first 3% of before-tax contributions and 50% of the eligible employee’s next 2% of before-tax contributions, (ii) an automatic contribution equal to 2% of an eligible employee’s considered compensation, and (iii) for eligible employees who are participants in the First Midwest Bancorp Consolidated Pension Plan as of December 31, 2013, a retirement contribution for each of the 2014 and 2015 plan years equal to 2% of considered compensation for eligible employees age 40 to 49, 3% of considered compensation for eligible employees age 50 to 59, and 4% of considered compensation for eligible employees age 60 and older.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

Adopted Accounting Guidance - In October of 2012, the FASB issued guidance to update the Accounting Standards Codification (the "Codification") on a variety of topics, which include source literature amendments, guidance clarification and reference corrections, and relocated guidance. In addition, the standard includes amendments to conform terminology and clarifies certain fair value guidance in the Codification. Amendments that did not have transition guidance were effective immediately, and amendments subject to transition guidance were adopted on January 1, 2013. The adoption of this guidance did not impact the Plan's net assets available for benefits or its changes in net assets available for benefits.

Notes Receivable from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses was recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition - Investments held by the Plan are stated at fair value. Fair value is defined as the amount expected to be received to sell an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants at the measurement date. See Note 5 Fair Value Measurements for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains (losses) on investments bought, sold, and held during the year.

Administrative Expenses - Administrative expenses of the Plan are paid from the Daily Fund, to the extent they are not paid by the Company. Administrative expenses totaling $186,150 and $136,373 were paid by the Plan for the years ended December 31, 2013 and 2012, respectively. Administrative expenses related to loans and distributions are paid for by those participants.

3. INVESTMENTS

The following table shows the appreciation (depreciation) in fair value of the Plan's investments (including investments bought, sold, and held during the year) during the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012

Common stocks	$8,107,042	$4,364,727
Mutual funds	11,596,291	5,143,074
Common trust funds	7,818,597	4,289,090
Net appreciation in fair value of investments	$27,521,930	$13,796,891

As of December 31, 2013 and 2012, the Plan held the following investments that comprised 5% or more of the Plan's net assets available for benefits:

	December 31,
	2013	2012

First Midwest Employee Benefits Large Cap Equity Fund	$27,309,670	$23,916,137
First Midwest Bancorp, Inc. Common Stock	25,010,191	21,823,424
First Midwest Employee Benefits Fixed Income Fund	12,407,766	13,954,855
Dodge & Cox International Stock Fund	10,491,010	8,574,360
Vanguard Total Stock Market Index Signal	10,365,869	8,543,837
T Rowe Price Mid Capital Growth Fund	9,344,452	7,177,218
Schwab Investor Money Fund	7,860,479	7,757,204

4. INCOME TAXES

The Plan received a determination letter from the IRS, dated August 30, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

U.S. generally accepted accounting principles require Plan Management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS based on its technical merits. The Plan Administrator analyzed the tax positions taken by the Plan, and concluded that there are no uncertain positions taken as of December 31, 2013. The Plan recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

5. FAIR VALUE MEASUREMENTS

Fair value represents the amount expected to be received to sell an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants at the measurement date. In accordance with fair value accounting guidance, the Plan measures, records, and reports various types of assets at fair value in the statements of net assets available for benefits.

Depending on the nature of the asset, the Company uses various valuation methodologies and assumptions to estimate fair value. GAAP provides a three-tiered fair value hierarchy based on the inputs used to measure fair value. The hierarchy is defined as follows:

•	Level 1 - Quoted prices in active markets for identical assets.

•
Level 2 - Observable inputs other than level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. These inputs require significant management judgment or estimation, some of which use model-based techniques and may be internally developed.

Assets are assigned to a level within the fair value hierarchy based on the lowest level of significant input used to measure fair value. Assets may change levels within the fair value hierarchy due to market conditions or other circumstances. Those transfers are recognized on the date of the event that prompted the transfer. There were no transfers of assets between levels of the fair value hierarchy during the periods presented.

Valuation Techniques and Inputs

The following describes the valuation techniques and inputs used for each major class of asset measured at fair value, including the level in the fair value hierarchy.

•	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and, therefore, are classified as level 1 in the fair value hierarchy.

•	Money market funds are valued at cost, which approximates fair value, and are classified as level 1 in the fair value hierarchy.

•
Mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at the end of the year and are classified as level 1 in the fair value hierarchy.

•
Common trust funds are valued at NAV on the last business day of the Plan's year end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding, and are classified as level 2 in the fair value hierarchy.

The following tables show the Plan’s assets carried at fair value by level in the fair value hierarchy.

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Money market funds	$7,861,141	$—	$—	$7,861,141
Mutual funds:
Short term bond	2,728,839	—	—	2,728,839
Intermediate government	2,966,834	—	—	2,966,834
High yield bond	5,385,950	—	—	5,385,950
Retirement income	6,097,324	—	—	6,097,324
Mid cap growth	9,344,452	—	—	9,344,452
Large value	10,365,869	—	—	10,365,869
Foreign large value	10,491,010	—	—	10,491,010
Small/mid cap blend	16,416,299	—	—	16,416,299
Common stocks	25,010,191	—	—	25,010,191
Common trust funds (1):
Small/mid U.S. equity	—	2,012,843	—	2,012,843
Balanced/asset allocation	—	4,523,535	—	4,523,535
Intermediate government/corporate bond fund	—	12,407,766	—	12,407,766
Large U.S. equity	—	27,309,670	—	27,309,670
Total assets at fair value	$96,667,909	$46,253,814	$—	$142,921,723

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Money market funds	$7,758,470	$—	$—	$7,758,470
Mutual funds:
Short term bond	2,993,077	—	—	2,993,077
Intermediate government	3,608,600	—	—	3,608,600
High yield bond	5,164,425	—	—	5,164,425
Retirement income	4,376,742	—	—	4,376,742
Mid cap growth	7,177,218	—	—	7,177,218
Large blend	8,543,837	—	—	8,543,837
Foreign large value	8,574,360	—	—	8,574,360
Small/mid cap blend	10,947,250	—	—	10,947,250
Common stocks	21,823,424	—	—	21,823,424
Common trust funds(1):
Small/mid U.S. equity	—	3,705,616	—	3,705,616
Balanced/asset allocation	—	4,034,630	—	4,034,630
Intermediate government/corporate bond fund	—	13,954,855	—	13,954,855
Large U.S. equity	—	23,916,137	—	23,916,137
Total assets at fair value	$80,967,403	$45,611,238	$—	$126,578,641

(1)
This category includes common collective trust funds that are designed to deliver safety and stability by preserving principal and accumulated earnings. Funds include various equity and fixed-income investments. Industries represented include financial services, retail, technology, and government investments. There are currently no redemption restrictions on these investments.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

7. RECONCILIATION TO FORM 5500

There are no reconciling amounts between the net assets available for benefits per the financial statements and the Form 5500 as of December 31, 2013 and 2012.

8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9. RELATED PARTY TRANSACTIONS

The Plan holds units of common trust funds managed by the Trustee. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received $242,494 and $70,584 in common stock dividends from the Company for the years ended 2013 and 2012, respectively.

10. SUBSEQUENT EVENTS

The Plan Administrator has evaluated the impact of events that occurred subsequent to December 31, 2013 through the date these financial statements were issued. Based on this evaluation, management does not believe there are any subsequent events that occurred that would require further disclosure or adjustments to the financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013
PLAN NUMBER 002: EIN 36-3161078

(a)	(b) Identity of Issue	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Money Market Funds
	Schwab Retirement Advantage Money Fund	662	N/A	$662
	Schwab Investor Money Fund	7,860,479	N/A	7,860,479
				7,861,141
	Common Stock
*	First Midwest Bancorp, Inc.	1,426,708	N/A	25,010,191

	Common Trust Funds
*	First Midwest Employee Benefits Large Cap Equity Fund	607,052	N/A	27,309,670
*	First Midwest Employee Benefits Fixed Income Fund	447,728	N/A	12,407,766
*	First Midwest Employee Benefits GEMS Fund	292,585	N/A	4,523,535
*	First Midwest Employee Benefits Small Cap Equity Fund	81,574	N/A	2,012,843
				46,253,814
	Mutual Funds
	Vanguard Total Stock Market Index Signal	230,046	N/A	10,365,869
	Vanguard Small Cap Admiral Fund	136,190	N/A	6,467,654
	Vanguard Strategic Equity Fund	109,700	N/A	3,290,988
	Federated Institutional High Yield Bond	527,517	N/A	5,385,950
	Vanguard Short Term	255,032	N/A	2,728,839
	T Rowe Price Retirement	28,927	N/A	427,544
	T Rowe Price Retirement 2010	10,468	N/A	186,548
	T Rowe Price Retirement 2020	102,648	N/A	2,093,002
	T Rowe Price Retirement 2030	66,782	N/A	1,509,286
	T Rowe Price Retirement 2040	80,348	N/A	1,880,944
	T Rowe Price Mid Capital Growth Fund	128,393	N/A	9,344,452
	Dodge & Cox International Stock Fund	243,750	N/A	10,491,010
	Vanguard Index Mid Cap Index Signal	154,901	N/A	6,657,657
	Vanguard GNMA Admiral Fund	284,725	N/A	2,966,834
				63,796,577

*	Loans to Participants	Interest Rates Range from 4% to 8% Maturing on Various Dates		2,983,730
				$145,905,453

* An asterisk in column (a) denotes an investment in an entity which is a "party-in-interest" as defined by ERISA
N/A - Investments are participant directed; therefore, cost is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Date: June 26, 2014	/s/ PAUL F. CLEMENS Paul F. Clemens Executive Vice President and Chief Financial Officer of First Midwest Bancorp, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Documents
23	Consent of Independent Registered Public Accounting Firm